SICHENZIA ROSS FRIEDMAN FERENCE LLP

                              ATTORNEYS AT THE LAW


                                                                May 9, 2006


Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549


Attention:   Perry Hindin; Adelaja Heyliger

              Re:   Wellstar International, Inc.
                    Registration Statement on Form SB-2
                    Filed February 1, 2006
                    File No. 333-130295


Ladies and Gentlemen:

     We are Securities Counsel to Wellstar International, Inc. ("Wellstar" or the "Company"). On behalf of the Company, on April 4, 2006, we submitted responses to the comments of the reviewing Staff of the Commission as set forth in the comment letter of February 21, 2006 relating to the above-referenced Registration Statement. On behalf of the Company, we submit the following revised responses:


Note 3.Convertible Notes, page F-10
-----------------------------------

     18. We note your responses to prior comments 58 and 59. We have the following additional comments:

     Please clarify for us whether you believe the $3 million convertible notes can be considered conventional convertible as defined in paragraph 4 of EITF 00-19. If so, please provide us with your an analysis supporting your conclusion. In this regard, we note your disclosure on page 7 that "there is in fact no limit on the number of shares into which the notes may be converted."

     Based on your response, it appears that you have concluded that each of the conversion feature and the warrants would be classified as stockholder's equity and therefore would meet the scope exception outlined in paragraph 11(a) of SPAS 133. However, your response does not address your basis for this conclusion. Please provide us with a detailed analysis of paragraphs 12-32 of EITF 00-19 to support your conclusion that the embedded derivatives are not required to be bifurcated and accounted for separately. Please note that your analysis should be separate for each of the embedded derivatives contained in the agreement.

     Response:
     --------

     The Company and its accountants have advised us as follows. In accordance with Paragraph 4 of EITF 00-19, the convertible notes will not be considered conventional convertible due to the variable number of shares in the conversion calculation.

     In accordance with Paragraphs 12 - 32 of EITF 00-19, the conversion feature and the warrants would not be classified as Stockholders Equity, but rather as an asset or liability based upon the factors set forth in Paragraphs 12 - 32. The financial statements for the six months ended January 31, 2006 have been presented in accordance with EITF 00-19.

Note 4. Note Payable, page F-11
-------------------------------

     21. We note your response to prior comment 62. We have the following additional comments:

     o Please clarify for us whether you believe the $400,000 convertible term note payable can be considered conventional convertible as defined in paragraph 4 of EITF 00-19. If so, please provide us with your analysis supporting your conclusion. In this regard, we note that the conversion rate is calculated based on a 40% discount to market price and therefore there is no limit on the number of shares into which the note may be converted.

     o Based on your response, it appears that you have concluded that each of the conversion feature and the warrants would be classified as stockholder's 11(a) of SFAS 133. However, your response does not address your basis for this conclusion. Please provide us with a detailed analysis of paragraphs 12-32 of EITF 00-19 to support your conclusion that the embedded derivatives are not required to be bifurcated and accounted for separately. Please note that your analysis should be separate for each of the embedded derivatives contained in the agreement.

     Response:
     --------

     The Company and its accountants have advised us as follows. Please refer to the Company's response to Comment 18, above. The note payable will also be treated as an asset or liability and not as Stockholders' Equity.

     Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.




                                      Very Truly Yours,

                                      /s/ Darrin Ocasio
                                      -----------------
                                      Darrin Ocasio